February 21, 2006

By U.S. mail and facsimile to (540) 665-9176

Jonathan H. Wolk
Vice President and Chief Financial Officer
American Woodmark Corporation
3102 Shawnee Drive
Winchester, VA 22601

	RE:	American Woodmark Corporation
		Form 10-K for the fiscal year ended April 30, 2005
		Filed July 14, 2005

		File No. 0-14798

Dear Mr. Wolk:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-K for the fiscal year ended April 30, 2005

Management`s Discussion and Analysis, page 11

Fiscal Year 2005 Compared to Fiscal Year 2004, page 12

1. We note that gross profit has steadily decreased over the past four fiscal years. It has decreased continually throughout the four quarters of fiscal 2005, continuing into the first two quarters of
fiscal 2006.   You state that the decrease as of the end of fiscal
2005 is attributable to higher material and freight costs. In all future filings, beginning with your January 31, 2006 Form 10-Q:
* please describe any known trends or uncertainties that have had or that you reasonably expect will have a material unfavorable impact on revenues or income from continuing operations. If you know of events that will cause a material change in the relationship between costs and revenues, disclose the change in the relationship. Refer to Item
303(a)(3)(ii) of Regulation S-K.
* please discuss how you will counter the increases in materials and freight costs, and the timeframe associated with your plans. For example, discuss whether such material price increases can be passed through to your customers, or whether there are alternatives to your current carriers and suppliers. We believe such disclosure is necessary for readers to understand the variability in your earnings and to ascertain the likelihood that past performance is indicative of future performance.

2. We note in the Form 8-K filed August 24, 2005, that you state that you have resolved your significant operating difficulties and expect gross profit to show sequential improvement throughout the remainder of the fiscal year. Given that this press release addresses the first quarter of fiscal 2006 and that material, transportation, labor and overhead costs are still increasing as of the end of the second quarter of fiscal 2006, please explain to us the nature of these operating difficulties and your basis for this statement. In particular, please help us understand whether your gross profit had, in fact, increased for the first three weeks of the second quarter of fiscal 2006, as compared to the previous quarter.
If not, please tell us the basis for your expectations in light of any continued declines in gross profit through August 24, 2005, the date you filed your Form 8-K.

Further, in future filings, when your actual results differ from your expectations, please disclose, in greater detail, the basis for your expectations and the reasons that actual results differed, so that readers can obtain an accurate understanding of the Company`s operating results at that particular time.

3. You state under your discussion of gross profit that in order to avoid significant proposed rate increases in freight costs that you changed several of your carriers in fiscal 2005. You also state in your critical accounting policies that you estimate the amount of sales based on a lag factor using information from the previous 12 months. Please tell us and disclose in future filings how you estimate the amount of sales that have been transferred to these new third-party carriers, given that you would not have 12 months experience with them.

Liquidity and Capital Resources, page 13

4.  	In future filings, please revise your table of contractual
obligations on page 14 as follows:
* Include your interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. Regardless of whether you decide to include interest payments in the table or in textual discussion below the table, you should provide appropriate disclosure with respect to your assumptions of your estimated variable rate interest payments.
* Present in this table funding contributions to your pension plans for at least the following year and, if known, for subsequent years.
Include a footnote to the table that (1) discusses the basis for inclusion or exclusion of these obligations and (2) explicitly states the periods for which no amounts have been included in the table.
* To the extent that you are in the position of paying cash rather than receiving cash under your interest rate swaps, please disclose estimates of the amounts you will be obligated to pay. In this regard, we note your sole outstanding interest rate swap expires May
31, 2006.  Refer to Item 303(a)(5) of Regulation S-K.

Critical Accounting Policies, page 16

5. We note your pension disclosures on page 17 and in Note G, and that your pension liabilities are material to your total liabilities at April 30, 2005. Given the significance of these amounts, please provide a sensitivity analysis such that a reader would understand the impact of a 1% change in the actuarial assumptions used to determine the estimated cost and benefits of your non-contributory defined benefit pension plans. In future filings, include this sensitivity analysis, and disclose material deviations between results based on the assumptions and actual plan performance, and the known material trends and uncertainties relating to the plans, including those caused by these deviations. Refer to Current Accounting and Disclosures Issues in the Division of Corporation Finance, dated December 1, 2005, available at www.sec.gov. Financial Statements

Consolidated Statements of Cash Flows, page 22

6. We note your classification of investment in promotional displays as an investing activity. Based on your descriptions on pages 17 and
24 of your Annual Report, it does not appear that such displays would constitute productive assets. Instead, it appears that these displays represent a form of advertising. Therefore, please tell us your basis in GAAP for classifying these cash outflows in investing activities. Refer to paragraph 15 of SFAS 95.

Note I - Commitments and Contingencies, page 33

7. You state that you are involved in various suits and claims in the normal course of business, including EEOC claims. Please tell us and disclose in future filings the nature of the suits and claims other than the EEOC claims. In addition, you indicate that costs associated with such suits and claims will not have a material adverse affect on your operating results, financial position, or liquidity. Please be advised that a statement that these contingencies are not expected to be material does not satisfy the requirements of SFAS 5 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities. In that case, you must either (a) disclose the estimated additional loss, or range of loss, that is reasonably possible or (b) state that such an estimate cannot be made. Please tell us and revise your disclosures in future filings to address whether you believe that there are reasonably possible material additional losses with regard to suits and claims mentioned. If you conclude such losses are immaterial, please provide us with your quantitative and qualitative considerations of materiality pursuant to SAB 99.

*    *    *    *

      Please respond to these comments by providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

      To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information.



      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Jenn Do, Staff Accountant, at (202) 551-
3743,
or me at (202) 551-3255 if you have questions regarding comments on the financial statements and related matters.

								Sincerely,


								Nili Shah
								Branch Chief


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Mr. Jonathan H. Wolk
American Woodmark Corporation
February 21, 2006
Page 5



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE